One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

STEPHANIE CAPISTRON Stephanie.Capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

June 24, 2024

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 47

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Rebecca Marquigny of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 47 to the Registrant’s registration statement on Form N-1A. We submitted a response letter on the Registrant’s behalf on June 18, 2024 responding to the Staff’s initial comments on PEA No. 47 (the “Prior Letter”).

PEA No. 47 was filed for the purpose of registering shares of Harbor AlphaEdge Small Cap Earners ETF (the “Fund”), a new series of the Registrant. Note that the Fund was previously named “Harbor Small Cap Earners ETF” but has been renamed “Harbor AlphaEdge Small Cap Earners ETF.”

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 47.

COMMENT 1:

(Principal Investment Strategy and Principal Risks – Concentration Risk)

The Staff reissues Comments 11 and 20 from the Prior Letter relating to the Fund’s concentration policy. Given that the Index Provider is an affiliate of the Fund, the Staff believes that the Fund cannot rely on the First Australia Fund No Action Letter (July 29, 1999) to concentrate in the manner disclosed and that the Fund’s concentration policy provides an impermissible level of freedom of action.

June 24, 2024 Page 2

Response:	For the reasons set forth in the Prior Letter, the Registrant believes that the Fund’s concentration policy is appropriate and does not provide an impermissible level of freedom of action given the separation between the investment adviser’s portfolio management and index functions. The Registrant acknowledges that the SEC Staff disagrees.

While the Registrant respectfully declines to change its concentration policy, the Registrant has made the following changes to the Fund’s disclosure to emphasize the lack of freedom to concentrate:

“The Fund will concentrate its investments in a particular industry or group of industries from time to time to approximately the same extent that the Index concentrates in an industry or group of industries. The Index and, therefore, the Fund may also from time to time have significant exposure to particular sectors~~The Fund may concentrate its investments in a particular sector, industry or group of industries from time to time to approximately the same extent that the Index concentrates in a sector, industry or group of industries, or as is otherwise necessary to track the performance of the Index~~.”

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“Concentration Risk: ~~The Fund’s assets may be concentrated in a particular sector, industry or group of industries to the extent the Index is so concentrated.~~ Concentration ~~of the Fund’s assets~~ in a particular ~~sector,~~ industry or group of industries or significant investment in a particular sector will subject the Fund to the risk that economic, political or other conditions that have a negative effect on that sector, industry or group of industries will negatively impact the Fund to a greater extent than if the Fund’s assets were invested~~concentrated~~ in a wider variety of sectors or industries.”

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June 24, 2024 Page 3

“The Advisor uses a representative sampling indexing approach to attempt to approximate, before fees and expenses, the investment performance of the Index. The Fund will invest in a representative sample of securities with an investment profile, collectively, similar to that of the Index. The securities selected are expected to have, in the aggregate, investment characteristics, fundamental characteristics and liquidity measures similar to those of the Index. The Fund may or may not hold all of the securities in the Index. ~~There also may be instances in which the Advisor may choose to underweight or overweight a security in the Index, purchase securities not in the Index that the Advisor believes are appropriate to substitute for certain securities in the Index or utilize various combinations of other available investment techniques in accordance with the Fund’s overall strategy as a passively managed index fund. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index~~. The Fund does not take temporary defensive positions when markets decline or appear overvalued.”

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~~“The Fund may also, in order to comply with the tax diversification requirements of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), temporarily invest in securities not included in the Index that are expected to be highly correlated with the securities included in the Index.”~~

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“The Index is normally reconstituted and rebalanced twice annually. The Index Provider may carry out additional ad hoc index rebalances or delay or cancel a scheduled reconstitution of the Index or the implementation of certain rules at its sole discretion (for example, in the event of unusual market conditions or other unforeseen circumstances). In general, the addition or removal of securities will occur on the reconstitution dates, and no changes will be made to the Index between reconstitution dates.

The personnel of the Advisor who are responsible for the day-to-day portfolio management of the Fund have no discretion over the construction of the Index. The Advisor has implemented and maintains an information barrier around personnel who have access to information concerning changes and adjustments to the Index.

June 24, 2024 Page 4

The Fund is entitled to use the Index pursuant to a licensing arrangement with the Index Provider at no charge to the Fund. The Fund does not pay the Index Provider for the use of the Index.”

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“The Fund may not . . . invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. government or any of its agencies or instrumentalities), except that the Fund will~~may~~ invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries to approximately the same extent that its underlying Index concentrates in an industry or group of industries~~, or as is otherwise necessary to track the performance of the Index~~ . . . .”

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie Capistron
Stephanie Capistron

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Brett Strickland, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP